Exhibit 99.4

INTERCONEXIÓN ELÉCTRICA S.A.
E.S.P. AND SUBSIDIARIES

INTERIM CONDENSED
CONSOLIDATED FINANCIAL
STATEMENTS

AS OF JUNE 30, 2021 AND FOR THE SIX-
MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of June 30, 2021 and December 31, 2020

Amounts expressed in millions of Colombian pesos

	Note	June 30, 2021	December 31, 2020
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents		4,745,206	3,781,713
Trade receivables	3	3,892,681	4,084,344
Other financial assets		886,540	1,086,663
Current tax receivables		426,452	260,466
Inventories		117,081	100,645
Other assets		372,692	394,877
Loans receivable from related parties	3	138	77
Total current assets		10,440,790	9,708,785

Non-current assets
Restricted cash		322,747	217,646
Investments in associates and joint ventures	4	3,732,594	3,124,526
Investments in financial instruments		17,325	17,102
Trade receivables	3	23,843,897	18,845,842
Other financial assets		991	148
Inventories		65,550	64,521
Property, plant, and equipment	5	12,578,580	12,179,180
Intangible assets	6	9,613,978	8,277,346
Other assets		176,565	128,094
Deferred tax assets and other tax receivable		1,830,832	1,613,592
Loans receivable from related parties	3	337	17,287
Total non-current assets		52,183,396	44,485,284
Total assets		62,624,186	54,194,069

LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	8	2,772,660	1,266,015
Accounts payable	7	2,156,878	996,635
Employee benefits	11	117,147	120,979
Current tax payable		644,816	376,021
Provisions		418,503	368,985
Other liabilities and deferred revenue		329,516	274,406
Total current liabilities		6,439,520	3,403,041

Non-current liabilities
Loans and borrowings	8	23,361,383	21,202,820
Accounts payable	7	237,355	222,268
Employee benefits	11	844,516	781,100
Provisions		309,852	247,877
Other liabilities and deferred revenue		1,415,415	1,541,354
Deferred tax liabilities and other tax payable		8,122,193	6,649,416
Total non-current liabilities		34,290,714	30,644,835
Total liabilities		40,730,234	34,047,876

EQUITY
Subscribed and paid-in capital		36,916	36,916
Additional paid-in capital		1,428,128	1,428,128
Reserves	15.2	6,861,491	6,241,845
Retained earnings		4,297,750	5,266,872
Other comprehensive income		1,288,773	194,014
Equity attributable to equity holders of the parent		13,913,058	13,167,775
Non-controlling interests		7,980,894	6,978,418
Total equity		21,893,952	20,146,193
Total equity and liabilities		62,624,186	54,194,069

See notes accompanying the interim condensed consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

For the six-month periods ended June 30, 2021 and 2020

Amounts expressed in millions of Colombian pesos, except otherwise noted.

		Six-month period ended June 30,
	Note	2021	2020
		(unaudited)	(unaudited)
Revenues from contracts with customers	12	5,171,052	4,060,666
Operating costs		(1,936,198)	(1,724,930)
Gross profit		3,234,854	2,335,736
Administrative expenses		(331,125)	(331,673)
Effect of periodic tariff review		36,291	776,975
Share of profit of associates and joint ventures		276,147	131,753
Other income (expenses)		(9,120)	106,890
Operating income		3,207,047	3,019,681

Financial results		(826,977)	(635,813)

Profit before taxes		2,380,070	2,383,868

Income tax expense	10	(582,390)	(586,594)

Net profit for the year		1,797,680	1,797,274

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement losses from defined benefit plans, net of taxes		(32,102)	(3,074)
		(32,102)	(3,074)
Items that will be reclassified to profit or loss in subsequent periods:
Unrealized gains (losses) from cash-flow hedges, net of taxes		68,205	(133,069)
Foreign currency translation gains (losses)		1,357,281	(2,629,815)
		1,425,486	(2,762,884)
Other comprehensive income (loss) for the year, net of tax		1,393,384	(2,765,958)
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE YEAR, NET OF TAX		3,191,063	(968,684)

Net profit attributable to:
Non-controlling interest		703,852	803,965
Owners of parent		1,093,828	993,309
		1,797,680	1,797,274
Comprehensive income (loss) attributable to:
Owners of the parent company		2,188,587	735,225
Non-controlling interest		1,002,476	(1,703,909)
		3,191,063	(968,684)

Basic and diluted earnings per share (Colombian Pesos)		987	897

See notes accompanying the interim condensed consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the six-month periods ended June 30, 2021 and 2020

Amounts expressed in millions of Colombian pesos

	Six-month periods ended
	June 30,
	2021	2020
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Collections from trade receivables	5,166,040	4,490,024
Payments to suppliers for the provision of goods and services	(1,574,049)	(1,635,146)
Payments to and on behalf of employees	(445,987)	(378,822)
Other payments	(192,659)	(426,698)
	2,953,345	2,049,358
Income tax paid	(726,706)	(487,228)
Net cash flows from operating activities	2,226,639	1,562,130

CASH FLOWS USED IN INVESTMENT ACTIVITIES
Acquisition of subsidiaries, net of cash acquired (note 2.3)	(985,372)	(7,458)
Acquisition of interest in joint ventures	(23,992)	(116,007)
Purchase of properties, plant, and equipment	(305,620)	(483,225)
Purchase of intangible assets	(423,248)	(259,464)
Cash advances and loans granted to third parties	186,380	96,438
Dividends received	116,975	3,637
Interest received	39,878	380,196
Other cash inflows (outflows)	34,585	(61,682)
Net cash used in investment activities	(1,360,414)	(447,565)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bonds and loans	2,898,937	2,073,272
Repayment of bonds and loans	(1,264,723)	(438,876)
Repayment of lease liabilities	(13,684)	(8,607)
Dividends paid	(910,776)	(305,881)
Interest paid	(473,107)	(580,391)
Other cash outflows	(94,673)	(106,345)
Net cash from financing activities	141,974	633,172

Effects of exchange rate variation in cash and cash equivalents	(44,706)	(692,999)
Net increase in cash and cash equivalents	963,493	1,054,738
Cash and cash equivalents at the beginning of the period	3,781,713	2,487,202
Cash and cash equivalents at the end of the period	4,745,206	3,541,940

See notes accompanying the interim condensed consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

For the six-month periods ended June 30, 2021 and 2020

Amounts expressed in millions of Colombian pesos

	Attributable to the equity holders of the parent
	Subscribed	Additional				For rehabilitation			Other	Non-
	and paid-in	paid-in		By tax	For equity	and replacement	Total	Retained	comprehensive	controlling
	capital	capital	Legal	regulation	strengthening	of STN assets	reserves	earnings	income	interest	Total
NOTE							15.2	15.1
Balance as of December 31, 2019	36,916	1,428,128	18,458	898,802	4,391,328	37,434	5,346,023	4,851,187	779,923	8,661,038	21,103,214
Transfers approved by the General Shareholders’ Meeting	—	—	—	—	895,823	—	895,823	(895,823)	—	—	—
Ordinary dividends at COP 675 per share, settled on 1.107.677.894 outstanding shares	—	—	—	—	—	—	—	(747,683)	—	—	(747,683)
Foreign currency translation	—	—	—	—	—	—	—	—	(121,941)	(2,507,874)	(2,629,815)
Remeasurement gains (losses) from defined benefit pension plan and unrealized gains (losses) from cash-flow hedges	—	—	—	—	—	—	—	—	(136,143)	—	(136,143)
Net profit for the period	—	—	—	—	—	—	—	993,309	—	803,965	1,797,274
Balance as of June 30, 2020	36,916	1,428,128	18,458	898,802	5,287,151	37,434	6,241,846	4,200,990	521,839	6,957,129	19,286,849

Balance as of December 31, 2020	36,916	1,428,128	18,458	898,802	5,287,151	37,434	6,241,845	5,266,872	194,014	6,978,418	20,146,193
Appropriation approved by the General Shareholders’ Meeting	—	—	—	—	619,646	—	619,646	(619,646)	—	—	—
Ordinary dividends at COP 1.303 per share and per share settled on 1.107.677.894 outstanding shares	—	—	—	—	—	—	—	(1,443,304)	—	—	(1,443,304)
Foreign currency translation	—	—	—	—	—	—	—	—	1,058,656	298,624	1,357,280
Remeasurement gains (losses) from defined benefit pension plan and unrealized gains (losses) from cash-flow hedges	—	—	—	—	—	—	—	—	36,103	—	36,103
Net profit for the period	—	—	—	—	—	—	—	1,093,828	—	703,852	1,797,680
Balance as of June 30, 2021 (unaudited)	36,916	1,428,128	18,458	898,802	5,906,797	37,434	6,861,491	4,297,750	1,288,773	7,980,894	21,893,952

See notes accompanying to interim condensed consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND 2020

(Amounts expressed in millions of Colombian pesos, except otherwise noted)

1.General information

Interconexión Eléctrica S.A. E.S.P. (“ISA” or the “Company”), with headquarters in Medellín, was incorporated as joint stock company by public deed No. 3057, issued by the 8th Notary Office of the Notarial Circuit of Bogotá on September 14, 1967.

On November 22, 1996, by public deed No. 746 issued by the Sole Notary Office of Sabaneta, ISA changed its legal nature to Mixed Utility Company, incorporated as a Joint Venture of commercial and national nature, linked to the Ministry of Mines and Energy, with indefinite term, and subject to the legal regime provided for by Law 142 of 1994, a situation that materialized on January 15, 1997 with the entry of private contributions.

In accordance with the considerations of the Constitutional Court in its ruling C-736 dated September 19, 2007, ISA has a special legal nature by being defined as a Mixed Utility Company, decentralized by services, which is part of the executive branch of the public power with special and legal regime of private law.

Headquarters are in Medellín, calle 12 Sur # 18-168.

The principal activities of ISA and its subsidiaries (collectively, “The Group”) are:

◾	The provision of the Electricity Transmission services.
◾	The development of information and telecommunication technology systems, activities, and services.
◾	The direct or indirect participation in activities and services related to the transport of other energies.
◾	The provision of technical and non-technical services related to its principal activities.
◾	The development of infrastructure projects and their commercial operation.
◾	The investment in other companies.
◾	Design, construction, operation, and maintenance of road infrastructure.

2.Basis of Presentation and Changes to the Group´s Accounting Policies

2.1Basis of presentation

The Group prepares its consolidated financial statements in accordance with Financial Information Standards Accepted in Colombia (“NCIF”), which are compiled and updated through Decree 2270 of 2019 based on Decree 2420 of 2015 and subsequent modifications and other legal provisions applicable to entities supervised and/or controlled by the Colombian Superintendence of Corporations and General Accounting Office (“Contaduría General de la Nación”). The Financial Information Standards Accepted in Colombia correspond to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements for the six months ended 30 June 2021 have been prepared in accordance with IAS 34 Interim Financial Reporting. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at 31 December 2020.

The Group´s interim condensed consolidated financial statements prepared under Financial Information Standards Accepted in Colombia do not present any significant differences as compared with International Financial Reporting Standards issued by the IASB.

The interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors on October 20, 2021.

2.2New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2020, except for the adoption of new standards effective as of 1 January 2021. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.3Business combination

2.3.1Piratininga - Bandeirantes Transmissora de Energia S.A. (PBTE) business combination.

The Group entered into an agreement with Wire Fundo de Investimento em Participações Multiestratégia and Fundo de Investimento em Participações em Infraestrutura Kavom for the acquisition of 100% of the shares representing the capital stock of SF Energia Participações S.A. which in turn owns 88.88% of the shares of Piratininga - Bandeirantes Transmissora de Energia S.A. (PBTE). The final acquisition price was COP 1 billion (BRL 1,571,065 thousand) and the transfer of control occurred on March 2, 2021.

PBTE operates a 30 km underground transmission line in the city of São Paulo, which started operations in April 2020 connecting CTEEP’s Piratininga II and Bandeirantes substations. The transaction was approved by the Administrative Council for Economic Defense (CADE) on January 19, 2021 and consented by the National Electricity Agency (ANEEL) on February 1, 2021.

The fair value of assets acquired, liabilities incurred, and the determination of concession intangible assets were determined based on a preliminary valuation exercise prepared by an independent consulting firm. Fair value of identifiable assets and liabilities as of the acquisition date are detailed below:

Assets and liabilities

Cash and cash equivalents	44,274
Trade receivable (concession asset)	1,371,229
Concession of intangible assets in the parent company	43,891
Recoverable taxes	7,996
Other assets	2,167
Concession intangible assets	323,188
Total assets	1,792,745
Loan and borrowings	244,809
Suppliers	1,658
Taxes payable	3,184
PIS and COFINS payable	125,804
Other current liabilities	2,515
Deferred tax	385,128
Total liabilities	763,098
Total net assets at fair value	1,029,647

Value paid	(1,029,647)

Below are the net flows of cash and cash equivalents:

2021
Cash and cash equivalent acquired (included in cash flows from investing activities)	44,274
(-) Costs related to the acquisition (included in cash flows from operating activities)	(5,145)

Effect of the acquisition

The impact on the Group’s income statement between the acquisition date and June 30, 2021 is shown below, as well as the impact of the acquisition had it occurred on January 1, 2021.

From 02.03.2021 to 30.06.2021 (Unaudited)	COP
Revenues	58,910
Profit before taxes	53,523

From 01.01.2021 to 30.06.2021 (Unaudited)
Revenues	86,331
Profit before taxes	77,099

2.4Other significant transactions

-	On March 31, 2021, the contract for the Ruta del Maule concession was terminated.

3.Trade receivables, Other financial assets and Loans receivable from related parties

3.1Trade receivables and loans receivable from related parties

	June 2021	December
	(Unaudited)	2020

Clients and concessions (See note 13)	25,513,474	21,066,796
Accounts receivable from the State of São Paulo(1)	1,790,620	1,516,050
Other receivables	792,277	669,290
VAT receivable (MOP)	57,383	51,175
Loans to employees	51,675	46,588
Interest receivable	235	143
Loans to related parties	475	17,365
Dividends receivable	10,764	9,468
	28,216,903	23,376,875
Less – impairment	(479,850)	(429,325)
Total accounts receivable	27,737,053	22,947,550

Current	3,892,819	4,084,421
Non-current	23,844,234	18,863,129

(1)	Accounts receivable of ISA CTEEP from the State of São Paulo for labor benefits regulated by Law 4819 of 1958. As of June 30, 2021 this accounts receivable to COP 1,790,620 (December 2020: COP 1,516,050), and impairment amounts to COP 387,710 (December 2020: COP 340,994) for a net amount of 1,402,910 (December 2020: COP 1,175,056)

There are no restrictions over accounts receivable in any significant amount. The Group does not have individual clients representing 10% or more of its revenues for the six-month periods ended June 30, 2021 and 2020.

4.INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The composition of investments in joint ventures and associates, as of June 30, 2021, and December 2020, is detailed below:

Investments with joint control	Main activity	Country	Ownership %		Balances as of June 30,	Balances as
			2021	2022	2021 (unaudited)	of December 31, 2020
INTERLIGAÇÃO ELÉTRICA DO MADEIRA	Electricity transmission	Brazil	51.00	51.00	1,341,872	1,089,928
TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA	Electricity transmission	Brazil	14.88	14.88	929,601	783,833
INTERLIGAÇÃO ELÉTRICA PARAGUAÇU	Electricity transmission	Brazil	50.00	50.00	308,010	253,652
INTERLIGAÇÃO ELÉTRICA GARANHUNS	Electricity transmission	Brazil	51.00	51.00	307,168	249,515
INTERLIGAÇÃO ELÉTRICA AIMORÉS	Electricity transmission	Brazil	50.00	50.00	205,130	168,019
INTERLIGAÇÃO ELÉTRICA IVAÍ	Electricity transmission	Brazil	50.00	50.00	184,373	126,636
INTERCONEXIÓN ELÉCTRICA COLOMBIA PANAMÁ-PANAMÁ	Electricity transmission	Panama	50.00	50.00	8,266	1,140
DERIVEX	Derivative financial instruments	Colombia	40.35	40.35	435	581
PARQUES DEL RÍO	Roads	Colombia	33.00	33.00	50	55
INTERCONEXIÓN ELÉCTRICA COLOMBIA PANAMÁ COLOMBIA	Electricity transmission	Colombia	1.17	1.17	3	3
TRANSNEXA (1)	Telecommunications Transmission	Ecuador	50.00	50.00	—	—
Total investments in joint ventures					3,284,908	2,673,362
Investments in associates
ATP Tower Holdings	Telecommunications Transmission	United States	24.69	24.69	447,686	451,164
Total investments in associates					447,686	451,164
Total investments in associates and joint ventures					3,732,594	3,124,526

(1)	TRANSNEXA is currently undergoing a liquidation process; the investment is 100% impaired.

4.1Financial information on investments in associates and joint ventures

The summarized financial information on the Group’s investments in associates and material joint ventures as of June 30, 2021 and December 31, 2020 and for the six-month periods ended June 30, 2021 and 2020 is presented below:

	Current	Non-current	Current	Non-current	Cash and cash
Statement of financial position	assets	assets	liabilities	liabilities	equivalents

June 30, 2021	(unaudited)
Transmissora Aliança de Energia Elétrica	1,676,861	8,772,329	747,287	4,911,425	441,037
Interligação Elétrica do Madeira	572,577	4,107,305	244,901	2,133,367	414
Interligação Elétrica Paraguaçu	7,644	208,141	38,976	21,534	11
Interligação Elétrica Garanhuns	93,715	799,417	42,215	278,677	2,831
Interligação Elétrica Aimorés	8,565	537,560	2,952	133,483	8,269
Interligação Elétrica Ivaí	451,829	1,810,289	138,005	1,755,782	444,655
ATP Tower Holding	582,091	3,274,995	186,659	1,857,574	470,947
Other	18,357	2,033	228	2,131	17,621
Total	3,411,639	19,512,069	1,401,223	11,093,973	1,385,785

December 31, 2020
Transmissora Aliança de Energia Elétrica	1,262,053	7,026,001	408,655	4,022,859	439,203
Interligação Elétrica do Madeira	562,720	3,831,078	254,024	2,004,885	241,292
Interligação Elétrica Paraguaçu	9,553	680,137	13,778	169,111	9,337
Interligação Elétrica Garanhuns	74,784	682,136	36,100	222,498	9,640
Interligação Elétrica Aimorés	10,785	443,117	10,597	107,676	10,573
Interligação Elétrica Ivaí	689,885	1,053,577	139,562	1,351,004	686,641
ATP Tower Holding	242,890	3,122,824	184,567	1,354,210	151,496
Other	11,203	10,256	2,353	—	10,459
Total	2,863,873	16,849,126	1,049,636	9,232,243	1,558,641

Comprehensive income statement	Revenues	Comprehensive	Depreciation and	Interest	Tax expense
		income	Amortization expenses	expense	(benefit)

Six-month period ended June 30, 2021	(unaudited)
Transmissora Aliança de Energia Elétrica	113,478	843,987	(6,904)	(69,548)	(157,237)
Interligação Elétrica do Madeira	516,950	180,372	(3,609)	(73,883)	(168)
Interligação Elétrica Paraguaçu	71,905	19,804	(80)	—	(1,688)
Interligação Elétrica Garanhuns	64,289	41,250	(152)	(11,240)	(4,307)
Interligação Elétrica Aimorés	30,123	13,685	(34)	(2)	(7,024)
Interligação Elétrica Ivaí	522,119	72,404	(34)	(82,496)	(37,287)
ATP Tower Holding	156,832	(89,681)	(119,098)	(49,433)	(2,789)
Other	54	(4,364)	(9)	(55)	—
Total	1,475,750	1,077,457	(129,920)	(286,657)	(210,500)

	(unaudited)
Six-month period ended June 30, 2020
Transmissora Aliança de Energia Elétrica	14,176	300,233	(5,354)	(93,612)	(60,052)
Interligação Elétrica do Madeira	211,231	(64,393)	(1,084)	(50,450)	(36,753)
Interligação Elétrica Paraguaçu	164,289	7,908	(44)	(4)	(4,289)
Interligação Elétrica Garanhuns	211,231	20,526	(1,084)	(50,450)	(36,753)
Interligação Elétrica Aimorés	7,289	4,808	—	(2,627)	—
Interligação Elétrica Ivaí	146,256	(17,325)	(38)	(36,864)	(2,582)
ATP Tower Holding	128,127	(56,356)	(89,064)	(47,206)	(3,949)
Other	50	(1,276)	—	(72)	(347)
Total	882,649	194,125	(96,668)	(281,285)	(144,725)

5.PROPERTY, PLANT AND EQUIPMENT

The following is the balance of property, plant, and equipment:

	June 2021	December
	(Unaudited)	2020

Grids, lines, and cables	13,669,413	12,913,087
Plants and ducts	6,823,723	6,723,088
Buildings	633,762	609,701
Lands	255,989	255,010
Machinery and equipment	622,695	593,592
Communication and computing equipment	220,636	208,523
Transportation, traction, and lifting equipment	81,695	68,104
Furniture, chattels, and office equipment	53,371	50,586
Subtotal property, plant, and equipment	22,361,284	21,421,691
Less – accumulated depreciation	(11,459,683)	(11,548,867)
Less – impairment	—	(20)
Total property, plant and equipment in operation	10,901,601	9,872,804
Construction in progress	1,676,979	2,306,376
Total property, plant, and equipment	12,578,580	12,179,180

Total property, plant, and equipment	12,347,611	11,954,611
Total finance lease assets	230,969	224,569

5.1Movement of property, plant, and equipment

	Balances as						Balance as of
	of December	Additions	Transfers	Sales and	Depreciation	Exchange	June, 2021
	2020			derecognitions		difference	(unaudited)
Grids, lines, and cables	5,497,091	144,495	695,843	(468)	(93,457)	243,371	6,486,875
Plants and ducts	3,354,091	20,956	(3,128)	(104)	(86,767)	95,356	3,380,404
Buildings	475,180	9,940	—	(440)	(15,668)	12,604	481,616
Lands	255,010	68	—	—	—	911	255,989
Machinery and equipment	158,164	12,475	(1,546)	(355)	(15,895)	8,258	161,101
Communication and computing equipment	90,485	8,570	—	(732)	(15,724)	4,858	87,457
Transportation, traction, and lifting equipment	22,297	9,546	—	(10)	(5,816)	2,121	28,138
Furniture, chattels, and office equipment	20,486	682	—	(14)	(2,062)	925	20,017
Work in progress (1)	2,306,376	36,881	(691,169)	—	—	24,895	1,676,983
Total	12,179,180	243,613	—	(2,123)	(235,389)	393,299	12,578,580

(1)	The balance of work in progress mainly includes:
●	In ISA INTERCHILE COP 10,264 related to expansion works in Nueva Maitencillo and Nueva Pan de Azúcar, 220 kV substations.
●	In ISA:
-	Costa Caribe 500 kV Interconnection project for COP 344,557.
-	UPME 03-2014 230/500kV Northwestern Interconnection Project for COP 1,331,318.
-	UPME 09-2016 Copey – Cuestecitas 500 kV and Copey – Fundación 220 kV for COP 206,258.

The Group currently holds insurance policies for combined material damages, terrorism, and consequential losses, intended to ensure the loss and damage of its fixed assets, except transmission lines and towers.

As of June 30, 2021, and December 31, 2020, there are no impairment indicators that could imply that the book value of property, plant, and equipment will not be recovered.

6.INTANGIBLE ASSETS

	June 2021	December
	(Unaudited)	2020

Software	212,059	193,640
Licenses	95,543	79,555
Easements	628,548	538,707
Concessions (1)	10,918,473	9,141,009
Rights-of-use	1,089,146	1,235,054
Customer list	52,402	46,088
Goodwill and brands	1,261,302	1,097,921
Subtotal intangibles	14,257,473	12,331,974
Less – accumulated amortization	(4,643,495)	(4,054,628)
Total intangibles	9,613,978	8,277,346

(1)	It corresponds mainly to concessions in Peru, Bolivia, and Colombia, which are treated as intangible assets according to their characteristics. See Note 13.

	June 2021	December
	(Unaudited)	2020

Concessions	10,918,473	9,141,009
Less – intangible amortization	(3,154,354)	(2,740,928)
Total concessions	7,764,119	6,400,081

6.1Intangible assets movement

	Balance as		Business	Sales and		Exchange	Balance as of
	of December	Additions	combinations	derecognitions	Amortizations	rate effect	June 2021
	2020						(unaudited)
Software	104,283	18,207	—	(2,907)	(13,218)	1,511	107,876
Licenses	18,288	10,421	—	—	(4,970)	1,134	24,873
Easements	538,707	54,410	—	—	—	35,431	628,548
Concessions and rights-of-use	7,329,515	364,378	323,188	—	(165,298)	658,827	8,510,610
Customer list	18,269	—	—	(73)	(1,904)	2,346	18,638
Goodwill and brands	268,284	—	—		(2,387)	57,536	323,433
Total	8,277,346	447,416	323,188	(2,980)	(187,777)	756,785	9,613,978

7.ACCOUNTS PAYABLE

The increase in accounts payable as of June 30, 2021 was due to the recognition of dividends payable in ISA of COP 1,443,304 (2020: COP 0).

8.LOANS AND BORROWINGS

	June 2021	December 2020
	(Unaudited)

Bonds	16,724,826	14,194,433
Loans	9,409,217	8,274,402
	26,134,043	22,468,835

Current	2,772,660	1,266,015
Non-current	23,361,383	21,202,820
Total financial liabilities	26,134,043	22,468,835

During the periods ended June 30, 2021 and 2020, the Group was in compliance with all financial and non-financial covenants.

During the six-month period ended June 30, 2021 the Group issued bonds for a total of COP 1,472,851 (June 30, 2020: COP 38,857) and obtained loans for a total of COP 1,426,086 (June 30, 2020: COP 2,034,415)

8.1Derivative financial instruments

The fair value of derivative financial instruments used in hedging operations related to bonds and bank loans are as follows:

	Derivative	Underlying	June 2021	December 2020
Company			(Unaudited)
ISA Interchile (1)	Interest rate swap	Financial obligations	209,793	285,452
ISA REP	Cross currency swap	Bonds	95,496	76,739
Ruta del Maipo	Cross currency swap	Bonds	60,705	81,112
Intervial Chile	Cross currency swap	Financial obligations	5,699	—
Total derivative financial instruments			371,693	443,303

(1)	The total nominal value of this swap is USD 716,653 at a fixed interest rate of 2,51%. As of June 30, 2021, the fair value for the swap is USD 55,845, (2020: USD 83,162).

9.FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

As of June 30, 2021, the carrying value of financial assets and liabilities measured at amortized cost present no significant difference to their fair values. Fair value is presented in the following table, based on the categories of financial assets and liabilities, compared with its current and non-current carrying value included in the financial statements.

	June 30, 2021 (unaudited)		December 31, 2020
Financial assets	Amortized	At Fair	Amortized	At Fair
	cost	value	cost	value
Accounts receivable	2,464,327	1,428,492	2,348,684	1,735,737
Other financial assets	336,093	550,447	441,664	644,999
Total current	2,800,420	1,978,939	2,790,348	2,380,736
Restricted cash	—	322,747	—	217,646
Investments in financial instruments	—	17,325	—	17,102
Accounts receivable	10,365,024	13,479,210	9,539,863	9,323,266
Other financial assets	—	992	—	148
Total non-current	10,365,024	13,820,274	9,539,863	9,558,162
Total	13,165,444	15,799,213	12,330,211	11,938,898

	June 30, 2021 (unaudited)		December 31, 2020
Financial liabilities	Amortized cost	At Fair value	Amortized cost	At Fair value
Financial liabilities and bonds	2,772,559	—	1,265,875	—
Derivative instruments	—	102	—	140
Accounts payable	2,156,878	—	996,635	—
Total current	4,929,437	102	2,262,510	140
Financial liabilities and bonds	22,989,791	—	20,759,657	—
Derivative instruments	—	371,592	—	443,163
Accounts payable	237,355	—	222,268	—
Total non-current	23,227,146	371,592	20,981,925	443,163
Total	28,156,583	371,694	23,244,435	443,303

Fair value hierarchy of financial assets and liabilities measured at fair value as of June 30, 2021, and December 31, 2020, are shown below:

	June 30, 2021 (unaudited)			December 31, 2020
	Carrying	Fair value		Carrying	Fair value
	Value	Level I	Level II	Value	Level I	Level II
Financial assets
Accounts receivable	14,907,702	—	14,907,702	11,059,003	—	11,059,003
Other financial assets	551,439	550,447	992	645,148	644,999	149
Restricted cash	322,747	322,747	—	217,646	217,646	—
Investments	17,325	—	17,325	17,101	—	17,101
Financial assets at fair value	15,799,213	873,194	14,926,019	11,938,898	862,645	11,076,253
Financial liabilities
Derivative financial instruments	371,693	—	371,693	443,303	—	443,303
Financial liabilities at fair value	371,693	—	371,693	443,303	—	443,303
Net assets at fair value	15,427,520	873,194	14,554,326	11,495,595	862,645	10,632,950

Net assets at fair value
Current	1,978,837	550,447	1,428,390	2,380,595	644,999	1,735,596
Non-current	13,448,683	322,747	13,125,936	9,115,000	217,646	8,897,354
	15,427,520	873,194	14,554,326	11,495,595	862,645	10,632,950

10.INCOME TAX

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed consolidated statement of profit or loss are:

	June 2021	June 2020
	(Unaudited)	(Unaudited)

Current tax expense	443,006	286,288
Deferred tax expense	139,384	300,306
Total income tax expense	582,390	586,594

11.EMPLOYEE BENEFITS

	June 2021	Dcember
	(Unaudited)	2020
Post-employment benefits
Retirement pensions	542,795	488,508
Prepaid medical assistance plans	252,423	247,022
Education allowance	35,454	33,779
Electricity allowance	6,885	6,738
Pension contribution and social security allowance	5,575	5,455
Plan assets	(10,963)	(11,244)
	832,169	770,258

Non-current benefits
Seniority and quinquennium bonus	19,782	18,672
Severance	2,665	2,586
Interest payable	1,039	949
	23,486	22,207

Termination benefits
Termination benefits	4,932	4,726
Total actuarial calculation	860,587	797,191
Total employee benefits - non-current	844,516	781,100
Total employee benefits - current (1)	16,071	16,091

(1)	The current liability for employee in the statement of financial position also includes vacation, bonuses and other short-term employee benefits

12.OPERATING SEGMENTS

The following segment information is reported based on the information used by the Board of Directors as the top body to make strategic and operational decisions. The performance of the segments is reviewed based primarily on an analysis of income, costs, expenses and overall results for the period generated by each segment which are regularly monitored.

The information disclosed in each segment is presented net of transactions between the Group companies.

●	Statement of comprehensive income

	Electricity		IT and	Total
	Transmission	Road	Telecommunications	Operating
	business	concessions	business	segments

Six-month period ended June 2021	(Unaudited)
Revenues from contracts with customers	3,949,030	1,020,099	201,923	5,171,052
Operating costs	(1,329,664)	(484,936)	(121,598)	(1,936,198)
Gross profit	2,619,366	535,163	80,325	3,234,854
Administrative expenses	(249,786)	(33,279)	(48,060)	(331,125)
Effect of periodic tariff review	36,291	—	—	36,291
Share of profit of associates and joint ventures	298,297	(3)	(22,147)	276,147
Other income (expenses)	361	(16,202)	6,721	(9,120)
Operating income	2,704,529	485,679	16,839	3,207,047
Financial results	(477,811)	(334,076)	(15,090)	(826,977)
Profit before taxes	2,226,718	151,603	1,749	2,380,070
Income tax expense	(561,943)	(11,094)	(9,353)	(582,390)
Net iprofit for the year	1,664,775	140,509	(7,604)	1,797,680
Non-controlling interest	703,734	15	103	703,852
Net profit attributable to Owners of parent	961,041	140,494	7,707	1,093,828

	Electricity		IT and	Total
	Transmission	Road	Telecommunications	Operating
	business	concessions	business	segments

Six-month period ended June 2020	(Unaudited)
Revenues from contracts with customers	3,144,986	726,917	188,763	4,060,666
Operating costs	(1,221,779)	(373,915)	(129,236)	(1,724,930)
Gross profit	1,923,207	353,002	59,527	2,335,736
Administrative expenses	(257,977)	(29,027)	(44,669)	(331,673)
Effect of periodic tariff review	776,975	—	—	776,975
Share of profit of associates and joint ventures	145,674	(5)	(13,917)	131,752
Other income (expenses)	113,289	(11,011)	4,613	106,891
Operating income	2,701,168	312,959	5,554	3,019,681
Financial results	(424,718)	(192,951)	(18,144)	(635,813)
Profit before taxes	2,276,450	120,008	(12,590)	2,383,868
Income tax expense	(563,348)	(17,588)	(5,658)	(586,594)
Net profit for the year	1,713,102	102,420	(18,248)	1,797,274
Non-controlling interest	801,493	2,508	(36)	803,964
Net profit attributable to Owners of parent	911,609	99,912	(18,212)	993,309

•	Statement of financial position

Assets per business

	JUNE 2021	DECEMBER
	(unaudited)	2020
Electricity Transmission	47,971,062	40,522,417
Road Concessions	13,226,361	12,328,234
Information and Telecommunication Technologies	1,426,763	1,343,418
Total assets per business	62,624,186	54,194,069

Liabilities per business

	JUNE 2021	DECEMBER 2020
	(unaudited)
Electricity Transmission	30,265,567	24,269,682
Road Concessions	9,592,048	8,966,132
Information and Telecommunication Technologies	872,619	812,062
Total liabilities per business	40,730,234	34,047,876

In March 2021, the Group´s Board of Directors authorized management to start the process for the future sale of its subsidiary Internexa. However, considering that such process also require the approval of the Colombian Ministry of Finance and Public Credit (“MHCP”) under law 226/1995, and the change in control of Grupo ISA as disclosed in Note 16, such process is contingent upon other approvals to be executed. Internexa forms the Telecommunication segment of the Group and these financial statements were not adjusted to present the results of this segment as discontinued operations in the statement of income or the corresponding segment net assets as available for sale assets in the statement of financial position.

13.CONCESSIONS

Business	Concessionaire	Country	Asset		Revenues
			June 2021	December 2020	June 2021	June 2020
			(Unaudited)		(Unaudited)	(Unaudited)
Intangible asset (Note 6):
Electricity transmission	CONSORCIO TRANSMANTARO	Peru	5,407,400	4,759,017	622,113	550,318
	ISA REP	Peru	1,536,726	1,442,082	292,322	314,764
	ISA PERÚ	Peru	771,595	153,195	56,569	33,405
Subtotal concessions in Peru:			7,715,721	6,354,294	971,004	898,487
Electricity transmission	ISA BOLIVIA	Bolivia	45,352	42,400	12,298	44,703
Electricity transmission	SISTEMAS INTELIGENTES EN RED	Colombia	3,046	3,387	6,643	5,930
Total concessions recognized as intangible assets:			7,764,119	6,400,081	989,945	949,120
Contract Asset (Note 3):
Electricity transmission	ISA CTEEP	Brazil	10,179,421	8,592,807	1,233,738	1,283,211
	INTERLIGAÇÃO ELÉTRICA PINHEIROS	Brazil	461,122	387,562	36,704	27,776
	INTERLIGAÇÃO ELÉTRICA AGUAPEÍ	Brazil	463,029	347,666	67,099	120,202
	INTERLIGAÇÃO ELÉTRICA TIBAGI	Brazil	145,186	112,494	22,488	4,933
	INTERLIGAÇÃO ELÉTRICA ITAPURA	Brazil	134,163	101,022	20,271	26,333
	INTERLIGAÇÃO ELÉTRICA ITAQUERÊ	Brazil	425,157	359,778	29,496	18,162
	INTERLIGAÇÃO ELÉTRICA ITAÚNES	Brazil	260,896	191,653	38,532	38,682
	INTERLIGAÇÃO ELÉTRICA SERRA DO JAPI	Brazil	417,460	350,326	34,058	19,792
	INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS	Brazil	100,225	77,340	18,146	5,920
	EVRECY PARTICIPAÇÕES	Brazil	55,734	39,824	12,348	3,667
	INTERLIGAÇÃO ELÉTRICA NORTE E NORDESTE	Brazil	342,898	294,633	26,078	17,841
	INTERLIGAÇÃO ELÉTRICA SUL	Brazil	157,054	131,190	13,363	(841)
	INTERLIGAÇÃO ELÉTRICA BIGUAÇU	Brazil	162,330	72,708	71,406	—
	INTERLIGAÇÃO ELÉTRICA RIACHO GRANDE	Brazil	6,216	—	5,571	—
	PIRATININGA BANDEIRANTES TRANSMISSORA DE ENERGÍA	Brazil	1,596,812	—	74,930	—
Total concessions recognized as contract assets:			14,907,703	11,059,003	1,704,228	1,565,678
Financial asset (Note 3):
Electricity transmission	ISA CTEEP	Brazil	42,256	97,033	313,100	338,300
	INTERLIGAÇÃO ELÉTRICA PINHEIROS	Brazil	184	4,755	1,834	3,928
	INTERLIGAÇÃO ELÉTRICA AGUAPEÍ	Brazil	2,341	—	1,777	—
	INTERLIGAÇÃO ELÉTRICA TIBAGI	Brazil	1,311	—	1,785	—
	INTERLIGAÇÃO ELÉTRICA ITAPURA	Brazil	549	778	894	1,073
	INTERLIGAÇÃO ELÉTRICA ITAQUERÊ	Brazil	2,893	3,735	2,572	—
	INTERLIGAÇÃO ELÉTRICA ITAÚNES	Brazil	—	—	—	—
	INTERLIGAÇÃO ELÉTRICA SERRA DO JAPI	Brazil	3,300	3,424	2,642	2,962
	INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS	Brazil	1,015	1,332	504	1,110
	EVRECY PARTICIPAÇÕES	Brazil	864	662	1,393	1,711
	INTERLIGAÇÃO ELÉTRICA NORTE E NORDESTE	Brazil	2,409	5,418	(652)	(73,37)
	INTERLIGAÇÃO ELÉTRICA SUL	Brazil	1,179	1,651	477	841
	INTERLIGAÇÃO ELÉTRICA BIGUAÇU	Brazil	—	—	—	—
	PIRATININGA BANDEIRANTES TRANSMISSORA DE ENERGÍA	Brazil	13,973	—	3,890	—
Subtotal concessions in Brazil:			72,274	118,788	330,216	349,925
Road Concessions	RUTA DEL MAIPO	Chile	6,656,939	6,102,452	502,319	392,792
	RUTA DEL MAULE	Chile	—	15,149	22,600	160,090
	RUTA DE LA ARAUCANÍA	Chile	656,041	694,643	67,016	60,186
	RUTA DEL BOSQUE	Chile	—	—	108,799	28,636
	RUTA DE LOS RIOS	Chile	187,359	226,067	36,333	47,121
	RUTA DEL LOA	Chile	266,396	166,108	86,587	38,092
Subtotal concessions in Chile:			7,766,735	7,204,419	823,654	726,917
Road Concessions	RUTA COSTERA	Colombia	1,961,096	1,922,633	196,444	—
Subtotal concessions in Colombia:			1,961,096	1,922,633	196,444	—
Total concessions recognized as financial assets:			9,800,105	9,245,840	1,350,314	1,076,842
Total concessions			32,471,927	26,704,924	4,044,487	3,591,640

14.RELATED PARTIES

Related-party transactions are carried out under market conditions and prices, i.e., in conditions equivalent to those existing for arm’s-length transactions.

As of the date of these financial statements, there are no granted guarantees associated with related-party balances or impairment on accounts receivable, except for the balance with Transnexa S.A. E.M.A., which is 100% impaired.

Balances and transactions between Group companies, between ISA and its subsidiaries, and between subsidiaries, have been eliminated in the consolidation process and are not disclosed in this note.

Below are the Group´s related-party balances and transactions:

	June 2021	December 2020
	(Unaudited)

Statement of financial position
Loans receivable from related parties	475	17,364
ATP TOWER HOLDINGS	—	16,962
DERIVEX	335	335
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	29	24
INTERLIGAÇÃO ELÉTRICA PARAGUAÇU S.A.	37	(5)
INTERLIGAÇÃO ELÉTRICA AIMORÉS S.A.	37	24
INTERLIGAÇÃO ELÉTRICA IVAÍ S.A.	37	24
Statement of comprehensive income
Revenues
ATP TOWER HOLDINGS	—	9

15.EQUITY

15.1Dividends

Dividends declared in 2021, and 2020 by the Group´s parent company are detailed below:

	2021	2020
Net profit of previous period	2,062,950	1,643,505
Outstanding shares	1,107,677,894	1,107,677,894
Ordinary dividend per share (in COP)	744	675
Extraordinary dividend per share (in COP)	559	—
Total decreed dividends per share	1,303	675
Decclared dividends	1,443,304	747,683
Payment method	Ordinary and extraordinary dividends payable in two installments, July and December 2021	Ordinary and extraordinary dividends payable in two installments, July and December 2020

15.2Equity reserves

	2021	2020

Equity strengthening reserve (1)	5,906,797	5,287,151
Legal under tax provisions	898,802	898,802
Rehabilitation and repair of STN assets	37,434	37,434
Legal	18,458	18,458
Total	6,861,491	6,241,845

(1)	In compliance with Article 47 of the Statutes, the General Shareholders’ Meeting created this reserve, so that the company maintains its financial strength and the level of financial indicators required by credit rating agencies to support ISA´s investment qualification, and to fulfill contractual commitments acquired with financial entities. On March 26, 2021, the General Shareholders’ Meeting decided to increase this reserve by COP 619,646 (2020: COP 895,822).

16.SUBSEQUENT EVENTS

●	On July 26, 2021, ISA Interchile issued its first green bond listed on the Singapore Securities Exchange for an amount of USD 1,2 billion for a 35-year term. The objective was to restructure the debt commitments acquired during the construction phase of the Cardones - Polpaico 2×500 kV Transmission Line, a key infrastructure to decarbonize the matrix and contribute to climate change mitigation.

●	On August 11, 2021, Ecopetrol (a Colombian Oil and Gas Company controlled by the Colombian government) signed an inter-administrative share purchase agreement (“Inter-Administrative SPA”) with the Colombian government’s MHCP pursuant to which it agreed to acquire 51.4% of the outstanding shares of ISA from the MHCP (the “Acquisition”) for a purchase price of COP$14,236,814,025,000, or approximately US$3,672,992,823.94 (the “Acquisition Price”) based on the COP/US$ market exchange rate of COP$3,876.08 to US$1.00 in effect on August 20, 2021, the date the Acquisition was consummated. Related to this transaction, Ecopetrol and MHCP were named as defendants in a public action filed on July 21, 2021 First Section of the Administrative Tribunal of Cundinamarca by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia (“Fundación Dilo”). The complaint sought, among other things, to prevent the MHCP from selling its ownership stake in ISA to Ecopetrol unless a competitive bid was undertaken and ISA, although named in this action, is not a defendant.
●	On September 14, 2021, the Social Investment Law, among other matters, increases corporate income tax rate from 30% to 35% starting in 2022.